WELLS HOME

FARGO MORTGAGE

Management Assertion

As of and for the year ended December 31, 2003, Wells Fargo Home Mortgage Inc. has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, Wells Fargo Home Mortgage Inc. had in effect a fidelity bond along with an errors and omissions policy in the amounts of $100 million and $20 million, respectively.

Pete Wissinger	25-Feb-04
Pete Wissinger
Chief Executive Officer

Michael J. Heid	25-Feb-04
Michael J. Heid
Chief Financial Officer
Executive Vice President

Michael Lepore	25-Feb-04
Michael Lepore
Executive Vice President
Loan Servicing

Robert Caruso	25-Feb-04
Robert Caruso
Executive Vice President
Servicing Operations